SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

TORCH ENERGY ROYALTY TRUST
(Name of Subject Company)
TORCH ENERGY ROYALTY TRUST
(Name of Person(s) Filing Statement)

UNITS OF BENEFICIAL INTEREST
(Title of Class of Securities)
891013104
(CUSIP Number of Class of Securities)

Kristin L. Moore
Senior Financial Services Officer
Wilmington Trust Company, Trustee
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890
302/636-6016
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
     The name, address and telephone number of the subject company are as follows:
Torch Energy Royalty Trust
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890
(302) 636-6016
     The title and number of the class of equity securities to which this Statement relates are 8,600,000 outstanding units of beneficial interest as of May 15, 2007.
Item 2. Identity and Background of Filing Person.
     The name, address and telephone number of the filing person are as follows:
Torch Energy Royalty Trust
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890
(302) 636-6016
The filing person is the Trust. This Statement relates to the tender offer statement that was filed on behalf of Trust Venture Company, LLC, a Delaware limited liability company (the “Offeror”), Trust Acquisition Company, LLC, a Delaware limited liability company, Silver Point Capital, L.P., a Delaware limited partnership, Edward A. Mulé and Robert J. O’Shea, relating to the offer by the Offeror to purchase any and all units of beneficial interest of the Trust (“Unit”), at a price of $8.00 per Unit. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated May 10, 2007 (the “Offer to Purchase”). The Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), constitute the “Offer”.
According to the Schedule TO, the address of the principal executive offices of the Offeror is 2 Greenwich Plaza, Greenwich, Connecticut 06830.
As of May 10, 2007, the Offeror represented that it owned 315,600 Units or 3.7% of the outstanding Units.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     There are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the filing person and the Offeror, its executive officers, directors or affiliates.
Item 4. The Solicitation or Recommendation.
     The Trust was formed effective October 1, 1993 under the Delaware Statutory Trust Act pursuant to a trust agreement (“Trust Agreement”) among Trustee, Torch Royalty Company (“TRC”), Velasco Gas Company, Ltd. (“Velasco”), and Torch Energy Advisors Incorporated (“Torch”) as grantor. TRC and Velasco created net profits interests (“Net Profits Interests”), which burden certain oil and gas properties (“Underlying Properties”), and conveyed such interests to Torch. Torch conveyed the Net Profits Interests to the Trust in exchange for an aggregate of 8,600,000 Units. As described below, the sole purpose of the

Trust is to hold the Net Profits Interests, to receive payments from TRC and Velasco, and to make payments to Unit holders. The Trust does not conduct any business activity. Pursuant to an administrative services agreement with the Trust, Torch provides accounting, bookkeeping, informational and other services related to the Net Profits Interests.
The Underlying Properties constitute working interests in the Chalkley Field in Louisiana (“Chalkley Field”), the Robinson’s Bend Field in the Black Warrior Basin in Alabama (“Robinson’s Bend Field”), fields that produce from the Cotton Valley formations in Texas (“Cotton Valley Fields”) and fields that produce from the Austin Chalk formation in Texas (“Austin Chalk Fields”). The Underlying Properties represent interests in all productive formations from 100 feet below the deepest productive formation in each field to the surface when the Trust was formed. The Trust therefore has no interest in deeper production formations.
The Trust’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) contains a description of the Trust, a description of the Units, information regarding the Net Profit Interests and the other information required to be included in such report as filed with the Securities and Exchange Commission. A copy of the 2006 Form 10-K (excluding exhibits) was included in the 2006 Annual Report of the Trust to Unit holders distributed to all Unit holders in April 2006. The provisions governing the Trust are complex and extensive and no attempt has been made herein or was made in the 2006 Form 10-K to describe or reference all such provisions. The 2006 Form 10-K contains a general description of the basic framework of the Trust and a summary of the material terms of the Trust Agreement, and detailed provisions concerning the Trust may be found in the Trust Agreement.
The Net Profit Interests are the only assets of the Trust, other than cash being held for the payment of expenses and liabilities and for distribution to Unit holders. The Trust makes quarterly cash distributions to Unit holders in accordance with the provisions of the Trust Agreement.
Under the Trust Agreement, the Trustee has all powers to collect and distribute proceeds received by the Trust, to pay Trust liabilities and expenses, and otherwise to administer the Trust. The Trustee has only such powers as are set forth in the Trust Agreement or are required by law and is not empowered otherwise to manage or take part in the administration of the Trust. The Trust has no directors, executive officers or employees. The Net Profit Interests are passive in nature and the Trustee does not have any control over or any responsibility relating to the operation of the Underlying Properties.
Section 2.02 of the Trust Agreement expressly provides that the Trustee shall not cause the Trust, among other things, to engage in any business or investment activity of any kind whatsoever, except for the activities permitted in the Trust Agreement. The permitted activities are circumscribed by the stated purposes of the Trust, which are:
(a)	to protect and conserve, for the benefit of the Unitholders, the Trust Estate;

(b)	to receive and hold the Texas and Alabama Net Profits Interests, the beneficial interest in the Louisiana Trust and other assets of the Trust Estate;

(c)	to convert the Texas and Alabama Net Profits Interests to cash either by (1) retaining the Texas and Alabama Net Profits Interests until production has ceased or the Texas and Alabama Net Profits Interests have been terminated or (2) selling or otherwise disposing of all or a part of the Texas and Alabama Net Profits Interests in accordance with and subject to the terms of this Agreement;

(d)	to convert the beneficial interest in the Louisiana Trust to cash by (1) receiving the cash distributions from the Louisiana Trust representing either the net cash proceeds (including interest) from production attributable to Louisiana Net Profits Interest or the net cash proceeds (including interest) from the sale or other disposition of all or any part of the Louisiana Net Profits Interest in accordance with the terms of each of the Louisiana Trust Agreement and this Agreement and (2) selling or otherwise disposing of all or part of the beneficial interest in the Louisiana Trust in accordance with and subject to the terms of this Agreement;

(e)	to pay, or provide for the payment of, any liabilities incurred in carrying out the purposes of the Trust, and thereafter to distribute the remaining amounts of cash received by the Trust pro rata to the Unitholders based on the number of Units owned;

(f)	to receive and distribute any special distribution amount; and

(g)	to engage in such other activities as are necessary or convenient for the attainment of any of the foregoing or are incident thereto and which may be engaged in or carried on by a trust under the Delaware Statutory Trust Act.
     Accordingly, the Trustee is not authorized, within the express terms of its fiduciary duties and responsibilities under the Trust Agreement, and therefore is unable to take a position with respect to the Offer.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     No persons or classes of persons have been employed, retained or are to be compensated to make recommendations in connection with this transaction.
Item 6. Interest in Securities of the Subject Company.
     Neither the filing person, nor any person within the scope of the instructions to Item 1008(b) of Regulation M-A, engaged in any transaction in the subject securities in the past 60 days.
Item 7. Purposes of the Transaction and Plans or Proposals.
     The Trust (here the subject company) is not undertaking or engaged in any negotiations in response to the tender offer that relate to:

1.	A tender offer or other acquisition of the subject company’s securities by the filing person, any of its affiliates, or any other person; or

2.	a.	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the subject company (which has no subsidiaries);

	b.	Any purchase, sale or transfer of a material amount of assets of the subject company; or

	c.	Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company.

Item 8. Additional Information.
     Forward-Looking Statements. Historical results and trends should not be taken as indicative of future operations. The statements contained in this Statement that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ materially from those included in the forward-looking statements. We intend those forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of complying with those safe-harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “prospects,” or similar expressions. The ability to predict results or the actual effect of future plans or strategies is inherently uncertain. No assurances can be given that these forward looking statements will prove to be correct. Factors which could cause such forward looking statements not to be correct include, among others, the cautionary statements set forth in the Trust’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, including but not limited to, the volatility of oil and gas prices, future production costs, future oil and gas production quantities, operating hazards and environmental conditions.
Item 9. Exhibits.
     99.1(a)(1)     Torch Energy Royalty Trust Press Release dated May 22, 2007 (furnished not filed).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TORCH ENERGY ROYALTY TRUST

By: Wilmington Trust Company, not in its individual capacity but solely as Trustee for the Trust

Date: May 22, 2007	By:	/s/ Bruce L. Bisson

Bruce L. Bisson
Vice President

(The Trust has no employees, directors or executive officers.)

EXHIBIT INDEX
     99.1(a)(1)     Torch Energy Royalty Trust Press Release dated May 22, 2007 (furnished not filed).